* mk

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14049089

SEC
Mail Processing
Section
MAR 05 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53127 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: UNION CAPITAL COMPANY

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 E. GRANT ROAD
(No. and Street)

| TUCSON | ARIZONA | 85715 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK ALMADA 520-664-2001
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130 MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



3/27 na

# OATH OR AFFIRMATION

I, FRANK ALMADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or UNION CAPITAL COMPANY, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA A. LOPEZ
Notary Public - Arizona
Pima County
My Commission Expires
June 10, 2017

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## UNION CAPITAL COMPANY

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2013

### ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash | $ | 9,168 |
| Clearing deposit | | 35,000 |
| Commissions receivable | | 42,452 |
| Employee advances | | 54,967 |
| Receivable from Parent | | 53,989 |
| Due from officer | | 179,380 |
| Deposits | | 1,704 |
| Furniture and equipment, net of accumulated depreciation of $50,153 | | 32 |
| **Total assets** | $ | 376,692 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 32,311 |
| Commissions payable | | 38,895 |
| **Total liabilities** | | 71,206 |
| Common stock, no par value; 2,000,000 shares authorized, 1,308,941 shares issued and outstanding | | 458,624 |
| Accumulated deficit | | (153,138) |
| **Stockholder's equity** | | 305,486 |
| **Total liabilities and stockholder's equity** | $ | 376,692 |

The accompanying notes are an integral part of these financial statements.